(A free translation of the original in Portuguese)

Klabin S.A.

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)
June 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0XX11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

July 31, 2002

To the Board of Directors and Stockholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. (formerly Klabin Riocell S.A.) for the quarters ended June 30, 2002 and 2001 and March 31, 2002. This information is the responsibility of Company management. The reviews of the accounting information for the quarter and six-month period ended June 30, 2002, relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A., the investments in which are stated on the equity method of accounting, were conducted by other independent accountants. Our report, insofar as it relates to the amounts of these investments at June 30, 2002, of R$ 128,103 thousand (Klabin Kimberly S.A) and of R$ 8,635 thousand (KCK Tissue S.A.), and the losses arising there from for the six-month period then ended, of R$ 7,184 thousand (Klabin Kimberly S.A) and of R$ 251 thousand (KCK Tissue S.A.), is based solely on the reports of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 As mentioned in Note 10(h), Klabin S.A. has not complied with certain financial covenants included in loan agreements.

4 Based on our limited reviews and on the reports of other independent accountants, except for the possible effects of the matter mentioned in paragraph 3 above, we are not aware of any significant adjustments which should be made to the quarterly information referred to in paragraph 1 in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

5 During 2001, as part of the corporate restructuring of the Klabin group companies, various mergers were carried out which significantly altered the financial position of Klabin S.A. and affected the comparability of the accounting information included in the statements of operations for the quarters ended June 30, 2002 and 2001. Explanations and information to facilitate an understanding of this process and its implications on the consolidated financial statements of the Klabin group companies are included in Notes 1 and 2 to the quarterly information.

6 Klabin S.A. and its subsidiaries have investments in companies located in Argentina and accounts receivable from customers in that country, whose consolidated balances at June 30, 2002 totaled R$ 26,508 thousand and R$ 76,584 thousand, respectively, as well as loans denominated in foreign currency in that country, totaling R$ 24,187 thousand. As mentioned in Note 11 to the quarterly information, it is impracticable in the current circumstances to determine the possible effects on the company's business, on the realization of its assets or on the payment of its loans, which may result from the recent economic measures adopted by the Government of Argentina.

PRICEWATERHOUSECOOPERS

July 31, 2002
Klabin S.A.

7 Management's plans to extend the maturities of its indebtedness and to strengthen its working capital, which are required to adapt the Company's financial position in view of the matters mentioned in Notes 10(g), 10(h) and 12, are described in Note 10(g).

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE **Unaudited**

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION (ITR) **Corporate Legislation**

Commercial, industrial and other companies **6/30/2002**

THE REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Taxpayers' Registration Number (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – State Registration Number (NIRE) 35300188349		

01.02 – HEAD OFFICE

1 – ADDRESS Rua Formosa nº 367 – 12º andar			2 –SUBURB OR DISTRICT Centro	
3 – POSTAL CODE 01075-900	4 - MUNICIPALITY São Paulo			5 – STATE SP
6-AREA CODE 011	7 – TELEPHONE 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – Telex
11-AREA CODE 011	12 – Fax 3225-4241	13 – Fax	14 – Fax	
15 – e-mail klabin@klabin.com.br				

01.03 –INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – Name Ronald Seckelmann				
2 – Address Rua Formosa nº 367 – 12º andar			3 –suburb or district Centro	
4 – Postal Code 01075-900	5 – Municipality São Paulo			6 – state SP
7 - Area code 011	8 – Telephone 3225-4019	9 – telephone	10 – telephone	11 – Telex
12- area code 011	13 – Fax 3225-4241	14 – Fax	15 – Fax	
16 – e-mail rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 – NUMBER	7 - BEGINNING	8 - END
1/1/2002	12/31/2002	2	4/1/2002	6/30/2002	1	1/1/2002	3/31/2002
9 – INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes						10 – CVM CODE 00287-9	
11 – PARTNER RESPONSIBLE Paulo Cesar Estevão Netto						12 – INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 018.950.957-00	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies

Unaudited

Corporate Legislation
6/30/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSANDS)	1 – CURRENT QUARTER 6/30/2002	2 – PRIOR QUARTER 3/31/2002	3 – SAME QUARTER IN PRIOR YEAR 6/30/2001
Paid-up Capital			
1 – Common	317,049	317,049	176,481
2 – Preferred	601,751	601,751	316,121
3 – Total	918,800	918,800	492,602
Treasury Stock			
4 – Common	222	222	
5 – Preferred	895	895	
6 – Total	1,117	1,117	

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 1160100 – Paper and pulp industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT With Exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDEND APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	RCA	1/4/2002	Dividends	1/28/2002	Common (ON)	0.0306400000
02	RCA	1/4/2002	Dividends	1/28/2002	Preferred (PN)	0.0337100000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies

Unaudited

Corporate Legislation
6/30/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 –Capital (In thousands of reais)	4 – AMOUNT OF THE ALTERATION (In thousands of reais)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (Thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 –INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
8/1/2002	

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies

Unaudited

Corporate Legislation
6/30/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Taxpayers' Registration Number (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- Balance Sheet – Assets (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
1	Total assets	4,359,611	4,341,405
1.01	Current assets	684,130	658,683
1.01.01	Available funds	64,020	60,588
1.01.01.01	Cash and banks	18,894	5,912
1.01.01.02	Financial investments	45,126	54,676
1.01.02	Credits	298,800	285,397
1.01.02.01	Trade accounts receivable, net	159,558	175,926
1.01.02.02	Subsidiary and associated companies	139,242	109,471
1.01.03	Inventories	220,264	201,432
1.01.04	Others	101,046	111,266
1.01.04.01	Income tax and contributions recoverable	59,180	73,801
1.01.04.02	Prepaid expenses	24,283	12,905
1.01.04.03	Other accounts receivable	17,583	24,560
1.02	Long-term receivables	311,739	323,160
1.02.01	Sundry credits		
1.02.02	Receivables from related parties	27,611	41,532
1.02.02.01	Associated companies	7,850	7,369
1.02.02.02	Subsidiary companies	19,761	34,163
1.02.02.03	Other related parties		
1.02.03	Others	284,128	281,628
1.02.03.01	Deferred income tax and social contribution	141,004	150,776
1.02.03.02	Judicial deposits	89,159	81,673
1.02.03.03	Taxes for offset	30,486	25,209
1.02.03.04	Prepaid expenses	3,383	4,169
1.02.03.05	Other accounts receivable	20,096	19,801
1.03	Permanent assets	3,363,742	3,359,562
1.03.01	Investments	569,034	543,465
1.03.01.01	In associated companies	20,148	18,178
1.03.01.02	In subsidiary companies	530,934	506,789
1.03.01.03	Others	17,952	18,498
1.03.02	Property, plant and equipment	2,516,184	2,525,733
1.03.03	Deferred charges	278,524	290,364

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Taxpayers' Registration Number (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – Balance Sheet – Liabilities and Stockholders' Equity (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
2	Total liabilities and stockholders' equity	4,359,611	4,341,405
2.01	Current liabilities	1,747,895	1,360,978
2.01.01	Loans	1,415,184	1,058,786
2.01.02	Debentures	3,179	8,434
2.01.03	Suppliers	142,027	126,345
2.01.04	Taxes, charges and contributions	26,444	43,591
2.01.04.01	Taxes payable	24,589	33,002
2.01.04.02	Provision for income tax and social contribution	1,855	10,589
2.01.05	Dividends		
2.01.07	Payables to related companies	54,828	56,976
2.01.08	Others	106,233	66,846
2.01.08.01	Salaries, vacation pay and payroll charges	38,439	32,452
2.01.08.02	Other accounts payable	38,842	32,850
2.01.08.03	Advances from customers	28,952	1,544
2.02	Long-term liabilities	1,530,180	1,663,220
2.02.01	Loans	1,194,027	1,318,963
2.02.02	Debentures	115,300	115,300
2.02.04	Payables to related companies	5,245	4,461
2.02.05	Others	215,608	224,496
2.02.05.01	Deferred income tax and social contribution	9,385	9,497
2.02.05.02	Provision for contingencies	58,574	65,974
2.02.05.03	Other accounts payable	34,295	43,904
2.02.05.04	Taxes being questioned in court	113,354	105,121
2.03	Deferred income	15,634	20,845
2.03.01	Lease with jointly-controlled company	15,634	20,845
2.05	Stockholders' equity	1,065,902	1,296,362
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	206,522	206,557
2.05.02.01	Special restatement – Law 8200/91	83,986	83,986
2.05.02.02	Share premium	119,039	119,039
2.05.02.03	Tax incentives	3,497	3,532
2.05.03	Revaluation reserve	95,777	96,055
2.05.03.01	Own assets	95,777	96,055
2.05.04	Revenue reserves	185,944	185,944
2.05.04.01	Legal	25,566	25,566
2.05.04.02	Statutory	163,882	163,882
2.05.04.03	Contingencies		
2.05.04.04	Unrealized profits		

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
2.05.04.05	Retention of profits		
2.05.04.06	Special for undistributed dividends		
2.05.04.07	Other revenue reserves	(3,504)	(3,504)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.04.07.02	Others	361	361
2.05.05	Retained earnings/Accumulated losses	(222,341)	7,806

(A free translation of the original in Portuguese)

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – Federal Taxpayers' Registration Number (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – Statement of Operations (R$ thousands)

1 - CODE	2 – DESCRIPTION	3- 4/1/2002 to 6/30/2002	4 - 1/1/2002 to 6/30/2002	5- 4/1/2001 to 6/30/2001	6 – 1/1/2001 to 6/30/2001
3.01	Gross sales and/or service revenues	592,117	1,151,882	162,553	239,787
3.02	Deductions	(62,499)	(123,595)	(7,304)	(11,540)
3.03	Net sales and/or service revenues	529,618	1,028,287	155,249	228,247
3.04	Cost of sales and/or services rendered	(327,997)	(627,865)	(65,140)	(94,169)
3.05	Gross profit	201,621	400,422	90,109	134,078
3.06	Operating (expenses)/income	(432,277)	(622,568)	(27,577)	(58,691)
3.06.01	Selling	(62,888)	(118,307)	(11,883)	(19,661)
3.06.02	General and administrative	(36,876)	(72,753)	(2,649)	(6,380)
3.06.03	Financial, net	(341,455)	(421,184)	(15,407)	(37,496)
3.06.03.01	Financial income	21,149	23,418	5,903	10,279
3.06.03.02	Financial expenses	(362,604)	(444,602)	(21,310)	(47,775)
3.06.04	Other operating income	11,320	18,813		6
3.06.05	Other operating expenses	(11,687)	(31,247)	(777)	(1,896)
3.06.06	Equity in the earnings of investees	9,309	2,110	3,139	6,736
3.07	Operating profit (loss)	(230,656)	(222,146)	62,532	75,387
3.08	Non-operating income (expenses), net	226	(270)	183	129
3.08.01	Income	226	484	8,836	8,885
3.08.02	Expenses		(754)	(8,653)	(8,756)
3.09	Income (loss) before taxes and participations	(230,430)	(222,416)	62,715	75,516
3.10	Income tax and social contribution	100	(276)	(7,322)	(15,113)
3.11	Deferred income tax				
3.12	Statutory participations and contributions				
3.12.01	Participations				
3.12.02	Contributions				
3.13	Reversal of interest on own capital				
3.15	Net income (loss) for the period	(230,330)	(222,692)	55,393	60,403
	Number of shares (thousand), ex. Treasury stock	917,683	917,683	492,602	492,602
	Net income per share			0,11245	0,12262
	Loss per share	(0,25099)	(0,24267)		

04.01 – NOTES TO THE QUARTERLY INFORMATION

1 Operations and Corporate Restructuring

Klabin S.A. and its subsidiaries operate in the following segments of the pulp and paper industry to meet the needs of the domestic (70%) and export (30%) markets: reforestation and wood, bleached cellulose from eucalyptus, soluble and special cellulose, newsprint, printing paper, toilet paper, packaging paper, paper sacks, envelopes and corrugated cardboard boxes. Their operations are fully integrated from forestation to production of the end products.

During 2001, management of the Klabin group companies carried out a corporate restructuring with the main objectives of: (i) simplifying the operating and corporate structure of the group, concentrating the operations in one listed company (Klabin S.A. – formerly Klabin Riocell S.A.), basically with the same overall financial and corporate structure; (ii) reducing the administrative, operating, financial and tax expenses; (iii) increasing the operating synergy; (iv) greater integration of the Klabin group companies through the standardization of policies and procedures; (v) rationalization of the use of financial resources; and (vi) alignment of the financial statements with the business, enhancing transparency to the capital market.

This restructuring included the merger of eleven companies and the liquidation of two others and was completed on December 28, 2001, through the merger into Klabin S.A. of the net assets, at book values, of IKPC - Indústrias Klabin de Papel e Celulose S.A., until then the indirect parent company of Klabin S.A. and the holding company of the Klabin group companies.

The activities of Klabin in the newsprint segment are carried out through Norske Skog Klabin Comércio e Indústria Ltda., a joint venture in which Klabin holds a 50% investment together with Norske Skog do Brasil Ltda., a subsidiary of Norwegian Norske Skoindustrier ASA.

As provided in the "Stockholders' Agreement (Norske Skog – Klabin)" dated February 25, 2000, on the expiry of this agreement in February 2003, Klabin will be entitled to sell to Norske Skog do Brasil Ltda., and the latter to purchase from Klabin, the quotas comprising the investment of Klabin in the joint venture at an amount equivalent to US$ 28,370 thousand.

2 Basis of Preparation and Comparability of the Financial Statements

As mentioned in Note 1 above, during 2001 a series of mergers were carried out which significantly altered the financial position of Klabin S.A., the current parent company of the Klabin group companies. As a result of these mergers, the statements of operations for the quarters ended June 30, 2002 and 2001, presented herein, are no longer comparable.

However, since the corporate restructuring did not result in any significant change in the financial position or in the performance of the Klabin group companies, taken as whole, in order to provide a comparison of the financial information and information on the operating and financial performance of the Klabin group companies, regardless of the accounting impacts resulting from these mergers, the consolidated statements of operations for the quarter and six-month period ended June 30, 2002 are summarized below in comparison with the pro forma consolidated statements of operations for the quarter and six-month period ended June 30, 2001.

The pro forma consolidated statements of operations for the quarter and six-month period ended June 30, 2001 include the statements of operations of IKPC – Indústrias Klabin de Papel e Celulose S.A., the former parent company of the Klabin group companies, merged into Klabin S.A. as mentioned in Note 1, and of its subsidiary companies. These pro forma financial statements were prepared in conformity with accounting principles determined by Brazilian corporate legislation and the consolidation principles determined by the Brazilian Securities Commission (CVM).

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

CONSOLIDATED STATEMENT OF OPERATIONS

				PRO FORMA	
1- CODE	2- DESCRIPTION	4/1/2002 to 6/30/2002	1/1/2002 to 6/30/2002	4/1/2001 to 6/30/2001	1/1/2001 to 6/30/2001
3.01	Gross sales and/or service revenues	654,257	1,284,741	715,557	1,326,663
3.02	Deductions	(69,159)	(141,624)	(81,800)	(156,980)
3.03	Net sales and/or service revenues	585,098	1,143,117	633,757	1,169,683
3.04	Cost of sales and/or services rendered	(350,644)	(673,585)	(357,539)	(676,736)
3.05	Gross profit	234,454	469,532	276,218	492,947
3.06	Operating (expenses)/income	(466,028)	(688,285)	(260,494)	(588,399)
3.06.01	Selling	(87,345)	(164,751)	(69,684)	(122,234)
3.06.02	General and administrative	(40,993)	(81,126)	(38,518)	(78,852)
3.06.03	Financial, net	(322,707)	(414,057)	(150,387)	(383,622)
3.06.03.01	Financial income	16,456	22,673	20,037	36,978
3.06.03.02	Financial expenses	(339,163)	(436,730)	(170,424)	(420,600)
3.06.04	Other operating income	5,470	9,735	4,590	9,627
3.06.05	Other operating expenses (*)	(21,183)	(38,991)	(6,495)	(13,318)
3.06.06	Equity in the earnings of subsidiaries	730	905		
3.07	Operating profit (loss)	(231,574)	(218,753)	15,724	(95,452)
3.08	Non-operating income (expenses), net	(37)	(3,935)	2,402	4,520
3.08.01	Income	6	154	5,187	7,484
3.08.02	Expenses	(43)	(4,089)	(2,785)	(2,964)
3.09	Income (loss) before taxes and participations	(231,611)	(222,688)	18,126	(90,932)
3.10	Income tax and social contribution	1,541	479	(2,012)	27,581
3.14	Minority interest	(260)	(483)	(951)	(1,234)
3.15	Net income (loss) for the period	(230,330)	(222,692)	15,163	(64,585)
	Number of shares (thousand), ex. treasury stock	917,683	917,683	917,682	917,682
	Net income per share			0,01652	
	Loss per share	(0,25099)	(0,24267)		(0,07038)

(*) Includes amortization of goodwill/ negative goodwill of:	16,526	33,036		

3 *Significant Accounting Policies*

(a) **Accounting principles applied**

The quarterly information has been presented in conformity with accounting principles determined by Brazilian corporate legislation and has been prepared based on principles, methods and criteria consistent with those applied at the end of the previous year.

(b) ***Consolidation of the financial statements of jointly-controlled companies***

In accordance with CVM Instruction 247/96, the financial statements of the jointly-controlled companies Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda. are consolidated on a proportional basis (the ownership in these companies is 50%.)

The summarized balance sheets and statements of operations of these jointly-controlled companies are shown below:

BALANCE SHEET
In thousands of reais

	Consolidated Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
Assets	**6/30/2002**	**12/31/2001**	**6/30/2002**	**12/31/2001**	**6/30/2002**	**12/31/2001**
Current assets	132,854	135,720	18,080	33,852	91,766	79,445
Long-term receivables	19,024	17,582			15,750	23,629
Permanent assets	237,415	239,922	44,038	45,814	89	89
	389,293	**393,224**	**62,118**	**79,666**	**107,605**	**103,163**
Liabilities and stockholders' equity						
Current liabilities	119,060	102,882	37,316	43,914	76,484	56,423
Long-term liabilities	13,789	19,510	7,534	21,410	70	7,405
Minority interest	237	258				
Stockholders' equity	256,207	270,574	17,268	14,342	31,051	39,335
	389,293	**393,224**	**62,118**	**79,666**	**107,605**	**103,163**

STATEMENT OF OPERATIONS FOR THE QUARTERS ENDED
In thousands of reais

	Consolidated Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
	6/30/2002	6/30/2001	6/30/2002	6/30/2001	6/30/2002	6/30/2001
Net sales revenues	196,271	159,382	27,681	31,417	57,936	59,175
Cost of sales	(130,848)	(115,962)	(12,076)	(27,143)	(54,443)	(42,051)
Gross profit	65,423	43,420	15,605	4,274	3,493	17,124
Operating expenses	(78,613)	(48,414)	(13,670)	(3,029)	(3,863)	(3,702)
Financial expenses, net	(6,024)	(5,196)	(2,458)	(4,136)	(8,150)	(11,601)
Operating profit (loss)	(19,214)	(10,190)	(523)	(2,891)	(8,520)	1,821
Non-operating income (expenses), net	(177)	759				
Income tax and social contribution	5,004	1,622			236	(636)
Minority interest	20	33				
Net income (loss) for the quarter	(14,367)	(7,776)	(523)	(2,891)	(8,284)	1,185

4 Deferred Income Tax and Social Contribution

(a) Nature and expected realization or payment of the deferred taxes

	In thousands of reais			
	6/30/2002		12/31/2001	
	Income tax	Social contribution	Income tax	Social Contribution
				Parent Company
Non-deductible provisions	72,887	22,511	69,782	25,122
Taxes being questioned in court	22,175		20,415	
Tax losses	19,071	4,360	22,274	5,524
Long-term receivables	**114,133**	**26,871**	**112,471**	**30,646**
Incentive benefit of accelerated depreciation	8,485	900	8,883	1,026
Long-term liabilities	**8,485**	**900**	**8,883**	**1,026**
				Consolidated
Non-deductible provisions	72,984	22,998	69,788	25,433
Taxes being questioned in court	22,175		20,415	
Tax losses	23,881	13,040	23,677	12,411
Long-term receivables	**119,040**	**36,038**	**113,880**	**37,844**
Incentive benefit of accelerated depreciation	8,485	900	8,883	1,026
Long-term liabilities	**8,485**	**900**	**8,883**	**1,026**

The deferred taxes relating to non-deductible provisions, mainly the allowance for doubtful accounts, labor and tax contingencies, and taxes being questioned in court, will be realized as the final outcomes are known.

Management, based on its budget and a business plan approved by the Fiscal Council and the Board of Directors, expects that the deferred tax assets relating to tax losses will be realized during 2003 and 2004, as shown below:

	In thousands of reais	
	Consolidated	
	Income tax	Social contribution
2003	23,881	9,775
2004		3,265

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

Klabin also has deferred tax assets relating to tax losses, amounting to R$ 72,835 thousand, and to temporary differences, amounting to R$ 4,013 thousand, which, on a conservative basis, have not been recognized in the accounting records in view of the current economic scenario and high fluctuations in foreign exchange rates (see Notes 10(g), 10(h), and 12), which have raised significant uncertainties in relation to the expectation of future profits.

(b) Reconciliation of income tax and social contribution charge at the standard and effective tax rates

(i) Parent company

	In thousands of reais			
	6/30/2002		6/30/2001	
	Income tax	Social contribution	Income tax	Social contribution
Income (loss) before income tax and social contribution	(222,416)	(222,416)	75,515	75,515
Standard rate of tax	25%	9%	25%	9%
	(55,604)	**(20,017)**	**18,879**	**6,796**
Income tax and social contribution charge (credit) in the statement of operations:				
. Current	(134)	(252)	7,576	3,589
. Deferred	(2,780)	3,442	3,146	802
	(2,914)	3,190	10,722	4,391
Difference	**52,690**	**23,207**	**(8,157)**	**(2,405)**
Reconciliation:				
Permanent additions (deductions)				
. Equity in the earnings of subsidiaries	(2,110)	(2,110)	(6,525)	(6,525)
. Private pension contributions	1,543	1,543		
. Net capital deficiency	(2,959)	(2,959)		
. Realization of special monetary correction reserve	1,552	1,552	1,021	1,021
. Donations and free gifts	1,449	1,449		
. Non-deductible royalties	2,973			
. Amortized goodwill	2,915			
. Other	(67)	(67)	86	83
	5,296	(592)	(5,418)	(5,421)
Standard rate of tax	25%	9%	25%	9%
Total effect of permanent additions (deductions)	1,324	(53)	(1,355)	(488)
Difference between taxable and presumed profit			(9,949)	(2,719)
Deferred tax asset written off			3,147	802
Difference arising from recording the provision at the rate of 8%		3,331		
Deferred tax asset not recorded	54,326	21,215		
Provisions recorded for merged companies	(1,892)	(711)	-	-
Prior-year adjustments	(719)	(411)	-	-
Other	(349)	(164)	-	-
	52,690	23,207	(8,157)	(2,405)

(ii) **Consolidated**

	In thousands of reais			
	6/30/2002		6/30/2001	
	Income tax	Social contribution	Income tax	Social contribution
Income (loss) before income tax and social contribution	(222,688)	(222,688)	75,515	75,515
Standard rate of tax	25%	9%	25%	9%
	(55,672)	**(20,042)**	**18,879**	**6,796**
Income tax and social contribution charge (credit) in the statement of operations:				
. Current	1,251	255	7,576	3,589
. Deferred	(4,498)	2,513	3,146	802
	(3,247)	2,768	10,722	4,391
Difference	**52,425**	**22,810**	**(8,157)**	**(2,405)**
Reconciliation:				
Permanent additions (deductions)				
. Equity in the earnings of subsidiaries	(905)	(905)		
. Profits from foreign subsidiaries, not subject to tax			(6,525)	(6,525)
. Private pension contributions	1,821	1,821		
. Realization of special monetary correction reserve	1,558	1,558	1,021	1,021
. Donations and free gifts	1,475	1,475		
. Amortized goodwill	2,915			
. Royalties	6,376			
. Other	66	(62)	86	83
	13,306	3,887	(5,418)	(5,421)
Standard rate of tax	25%	9%	25%	9%
Total effect of permanent additions (deductions)	3,327	350	(1,355)	(488)
Deferred tax asset not recorded	57,992	22,397		
Difference arising from recording the provision at the rate of 8%		3,331		
Provisions recorded for merged companies	(1,892)	(711)		
Difference between taxable and presumed profit			(9,949)	(2,719)
Deferred tax asset written off			3,147	802
Offset of unrecognized tax losses	(573)	(87)		
Prior-year adjustments	(706)	(386)		
Other	(5,723)	(2,084)		
	52,425	**22,810**	**(8,157)**	**(2,405)**

5 Investments in Subsidiary and Associated Companies

	Parent company		
	In thousands of reais		
At June 30, 2002	Direct and indirect investment	Investment	Equity in the earnings (losses) for the quarter
Klabin Riocell Limited	99.90%	52,743	8,282
Klabin Bacell S.A.	81.71%	289,866	2,152
Klabin Kimberly S.A.	50.00%	128,103	(7,184)
KCK Tissue S.A.	50.00%	8,635	(251)
Norske Skog Klabin Com. e Ind. Ltda.	50.00%	15,527	(4,142)
Klabin Argentina S.A.	100.00%	17,873	2,803
Norcell S.A.	11.58%	18,909	905
Others		19,426	(455)
		551,082	**2,110**

6 Property, Plant and Equipment

		In thousands of reais				
	Annual depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluations	Total
Parent company						
Land		141,404	75,990			217,394
Buildings and improvements	4%	340,034	45,073	(142,976)	(26,919)	215,212
Machinery, equipment and installations	6.67% to 10%	2,474,529	95,841	(1,336,037)	(95,740)	1,138,593
Transportation equipment	20%	52,694		(45,532)		7,162
Furniture and fixtures	10%	21,233		(16,332)		4,901
Computers and software	20%	76,245		(47,945)		28,300
Forestation and reforestation		562,629		(193,287)		369,342
Construction in progress		513,636				513,636
Other	10%	28,949	6,971	(10,203)	(4,073)	21,644
		4,211,353	**223,875**	**(1,792,312)**	**(126,732)**	**2,516,184**

04.01 – NOTES TO THE QUARTERLY INFORMATION

		In thousands of reais				
	Annual depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluations	Total
Consolidated						
Land		151,356	75,990			227,346
Buildings and improvements	4%	420,752	45,073	(158,401)	(26,919)	280,505
Machinery, equipment and installations	6.67% to 10%	2,867,376	95,841	(1,453,702)	(95,740)	1,413,775
Transportation equipment	20%	55,584		(47,746)		7,838
Furniture and fixtures	10%	26,195		(18,674)		7,521
Computers and software	20%	85,922		(55,637)		30,285
Forestation and reforestation		564,224		(193,287)		370,937
Construction in progress		537,297				537,297
Other	10%	62,517	6,971	(19,760)	(4,073)	45,655
		4,771,223	**223,875**	**(1,947,207)**	**(126,732)**	**2,921,159**

(a) As approved by the Annual General Meetings of stockholders held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by independent experts. As permitted under the terms of the IBRACON (Institute of Independent Auditors of Brazil) Technical Pronouncement XXIV, ratified by CVM (Brazilian Securities Commission) Resolution 183/95, management opted to maintain the revaluation reserves recorded in the accounting records at June 30, 1995.

(b) In conformity with CVM Resolution 183/95, the amount of the realization of the revaluation reserve is transferred to retained earnings, together with the related provision for income tax and social contribution.

7 Deferred Charges

		In thousands of reais			
		June 30, 2002			December 31, 2001
		Cost	Accumulated amortization	Net	Net
Parent company					
Goodwill on the acquisition of:					
. Klamasa Participações S.A.	(i),(ii)	83,836	11,178	72,658	81,042
. Igaras Papéis e Embalagens S.A.	(ii)	186,363	42,636	143,727	162,363
Pre-operating expenses	(iii)	82,161	53,345	28,816	30,668
Reorganization costs	(iii)	54,450	24,353	30,097	25,829
Other		10,490	7,264	3,226	4,428
		417,300	**138,776**	**278,524**	**304,330**
Consolidated					
Klabin Kimberly S.A.	(iv)	34,721	14,435	20,286	23,607
Klabin Bacell S.A.	(v)	54,625	25,765	28,860	31,455
Klabin Argentina S.A.		7,714	5,314	2,400	4,230
Other		1,816	531	1,285	1,067
		516,176	**184,821**	**331,355**	**364,689**

(i) This corresponds to the net amount of the goodwill and negative goodwill of R$ 255,332 and R$ 171,496, respectively, which was recorded by Klabin S.A. as deferred charges in connection with the merger of Indústrias Klabin S.A.

(ii) The goodwill amounts are based on the expectation of future profitability and are being amortized based on the related projections of profit (in up to five years).

(iii) These are the pre-operating expenses of the bleaching and chlorine and soda units of Klabin S.A., which are being amortized over ten years, as well as the implementation and pre-operating expenses of various projects of the industrial divisions, which are being amortized over five to ten years.

(iv) This goodwill amount is mainly based on future profitability paid on the purchase of Lalekla S.A., which is being amortized over five years.

(v) Goodwill based on future profitability, which is being amortized over ten years.

8 **Stockholders' Equity**

(a) **Changes**

	In thousands of reais
At December 31, 2001	1,287,973
Adjustment for dividends on treasury stock	32
Income tax incentives	1,092
Purchase of treasury stock	(322)
Net loss for the period	(222,692)
Income tax on the revaluation reserve	(181)
At June 30, 2002	1,065,902

(b) **Revaluation reserve**

In accordance with the provisions of CVM Instruction 197/93, the company decided not to apply the requirement of articles 1 and 2 of CVM Instruction 189/92 (income tax and social contribution on the revaluation reserve). The application of these requirements would adjust the revaluation reserve in the following amounts:

	In thousands of reais
Revaluation reserve at June 30, 2002	95,777
Price-level restatement determined by Law 8200/91, included in revaluation reserve	(45,155)
Tax effects	(17,211)
	33,411

(c) **Treasury stock**

During the first quarter, the company purchased 199,501 common shares from stockholders who dissented from the corporate restructuring described in Note 1, and 167 preferred shares.

The capital invested by these stockholders was reimbursed based on the terms of the Public Offer for the Exchange of Preferred Shares of IKPC – Indústrias Klabin de Papel e Celulose S.A. for common and preferred shares of Klabin S.A. (formerly Klabin Riocell S.A. – 3.5 shares of Klabin Riocell for each IKPC share), duly approved by the CVM, and carried out based on the economic value of each company, in accordance with the Economic and Financial Appraisal Report issued by independent appraisers on September 23, 2000.

At June 30, 2002, the company held 221,829 common (ON) shares and 895,383 preferred (PN) shares in treasury, as follows:

	Number of shares		
	ON	PN	Total
At December 31, 2001	**22,328**	**895,216**	**917,544**
Shares purchased from dissident shareholders	199,501	167	199,668
At June 30, 2002	**221,829**	**895,383**	**1,117,212**

9 Financial Income (Expenses), net

	In thousands of reais			
				Parent company
	1/1/2002 to 6/30/2002	1/1/2001 to 6/30/2001	4/1/2002 to 6/30/2002	4/1/2001 to 6/30/2001
Financial income	7,504	4,518	4,149	3,193
Financial expenses	(177,731)	(12,769)	(108,602)	(6,551)
Exchange losses, net	(250,957)	(29,245)	(237,002)	(12,049)
	(421,184)	**(37,496)**	**(341,455)**	**(15,407)**
				Consolidated
Financial income	15,963	4,759	9,116	3,325
Financial expenses	(163,227)	(13,257)	(84,958)	(6,542)
Exchange losses, net	(266,793)	(22,516)	(246,865)	(9,265)
	(414,057)	**(31,014)**	**(322,707)**	**(12,482)**

10 Financial Instruments

(a) Financial investments

Financial investments are mostly with terms of less than three months, and their rates reflect normal market terms at the end of the quarter.

At June 30, 2002, financial investments totaled R$ 45,126 thousand – parent company and R$ 62,920 thousand – consolidated, and mainly relate to Bank Deposit Certificates (CDBs), which are indexed to the Interbank Deposit Certificate (CDI) interest rate through swap contracts. The estimated market values of the financial instruments at June 30, 2002 recorded in balance sheet accounts do not differ significantly from the carrying amounts of these assets and liabilities recorded in the financial statements.

(b) Risk management

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in asset and liability accounts, to meet their own operating needs as well as to reduce their exposure to market, currency and interest rate risks. They administer these risks by means of operating strategies, control policies and the determination of position limits. Transactions involving financial instruments with the objective of speculation are not carried out.

(c) Credit risk

These risks are managed by specific rules for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 11% of the total consolidated sales).

(d) Currency risk and derivatives

Klabin S.A. and its subsidiaries carry out transactions involving derivative financial instruments to protect their liabilities or net exposure in U.S. dollars against the effects of foreign exchange variations. The "non-cash" swap transactions exchange the foreign exchange variations on liabilities for that of the Interbank Deposit Certificate (CDI). Also, to reduce the cost of funding of the debentures mentioned in Note 10 (f) to a fixed percentage of the CDI variation, a swap transaction was carried out changing the income of 103.5% of the CDI to 215%, reduced by a fixed percentage of 27.5% for 52% of the debentures issued. The gain on this transaction, which was settled in January 2002, amounted to R$ 1,629 thousand.

As approximately 30% of sales are in U.S. dollars, management believes that these sales represent a "natural hedge" of part of the liabilities in foreign currency.

Since the swap contracts referred to above are linked to the CDI variation, which reflects the daily changes in interest rates of transactions between financial institutions, management believes that there are no significant differences between the market values of these contracts and the balances in the financial statements.

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

(e) Loans

(i) Position

Parent company	Annual interest - %	In thousands of reais Current	Long-term	Total
Local currency				
• National Bank for Economic and Social Development (BNDES)	7.0 to 12.8	121,137	442,153	563,290
• .Government Agency for Machinery and Equipment Financing (FINAME)	7.5 to 12.8	23,393	27,008	50,401
• . Other	1.0 to 23.8	104,754	31,878	136,632
		249,284	501,039	750,323
Foreign currency (**)				
. Loan to finance property, plant and equipment	2.2 to 11.9	36,681	43,464	80,145
. Eurobonds	11.0 to 12.7	321,418	199,108	520,526
. Export financing	4.1 to 10.9	661,832	476,234	1,138,066
. Other	2.8 to 10.9	163,175	40,787	203,962
		1,183,106	759,593	1,942,699
		1,432,390	**1,260,632**	**2,693,022**
. Interest rate swap contract - hedge (*)	84.8% to 107.5% of the CDI rate	(17,206)	(66,605)	(83,811)
		1,415,184	**1,194,027**	**2,609,211**

Long-term maturities:

2003	308,928
2004	541,726
2005	158,500
2006	86,505
2007	69,507
2008	20,087
2009	8,774
	1,194,027

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

	Annual interest - %	In thousands of reais Current	Long-term	Total
Consolidated				
Local currency				
• National Bank for Economic and Social Development (BNDES)	7.0 to 12.8	122,168	442,921	565,089
• .Government Agency for Machinery and Equipment Financing (FINAME)	7.5 to 12.8	25,751	29,568	55,319
• . Other	1.0 to 23.8	107,053	34,237	141,290
		254,972	506,726	761,698
Foreign currency (**)				
. Loan to finance property, plant and equipment	1.7 to 12.1	57,072	47,370	104,442
. Eurobonds	11.0 to 12.7	315,793	64,820	380,613
. Export financing	4.1 to 10.9	661,838	476,234	1,138,072
. Other	2.8 to 10.9	248,495	126,119	374,614
		1,283,198	714,543	1,997,741
		1,538,170	**1,221,269**	**2,759,439**
. Interest rate swap contract - hedge (*)	84.8% to 107.5% of the CDI rate	(17,206)	(66,605)	(83,811)
		1,520,964	**1,154,664**	**2,675,628**

Long-term maturities:

2003	397,325
2004	410,724
2005	160,120
2006	87,528
2007	70,106
2008	20,087
2009	8,774
	1,154,664

Weighted Average Interest Rate	%
Quebra página	
Local currency	
• National Bank for Economic and Social Development (BNDES)	10.66
• .Government Agency for Machinery and Equipment Financing (FINAME)	10.52
• . Other	21.63
Foreign currency (**)	
. Loan to finance property, plant and equipment	6.73
. Eurobonds	12.00
. Export financing	6.20
. Other	7.34

(*) Klabin S.A. and subsidiaries have entered into swap contracts basically to reduce the exposure to foreign exchange rate risks. The results of these transactions are fully recorded in income for the period and amount to a gain of R$ 107,576 thousand at June 30, 2002.

(**) 98% in US$ and 2% in Euros.

(ii) Guarantees

The accrued financial charges are included in the loan accounts, which are guaranteed by inventories, land, buildings, improvements, machinery, equipment and installations, as well as guarantees and sureties from third parties.

(f) Debentures

The debentures are from the company's 3rd public issue, and are simple, without guarantees, without preferences, nominative, registered and non-convertible into shares. The total number of debentures issued on November 1, 1999 was 15,000 debentures (3,470 redeemed in October 2000), with a unit value of R$ 10,000.00, due on November 1, 2004, all of which were placed in the market.

The debentures earn interest plus a surcharge, renegotiated periodically and payable semiannually. The remuneration for the first period ended November 1, 2000, and for the second period, which will end on November 1, 2002, the remuneration was established as 103.50% of the interest rate for a one-day interbank extra-group deposit (DI). In the renegotiations, Klabin S.A. is committed to buy back the debentures from those debenture holders who do not agree with the conditions of the renegotiation.

Also, to reduce the cost of funding of debentures to a fixed percentage of the CDI variation, in August 2001 a swap agreement was carried out changing the income of 103.5% of the CDI to 215%, reduced by a fixed percentage of 27.5% for 52% of the debentures issued. The gain on this transaction, which was settled in January 2002, amounted to R$ 1,629.

(g) Extending the maturities of liabilities and strengthening the working capital

As shown in item (e)(i) above, a significant part of Klabin's liabilities represents short-term loans in U.S. dollars or Euros. In view of the adverse situation of the financial market, the 22% currency devaluation in the second quarter 2002 significantly increased financial expenses at June 30, 2002, which are mainly associated with liabilities maturing up to June 30, 2003. As a result, current liabilities exceed current assets by R$ 1,055,000 thousand at June 30, 2002.

With the objective of raising the funds required to pay these liabilities and also to extend the maturity profile of its debt, thus strengthening its working capital, Klabin is currently negotiating to obtain long-term financing, such as debentures and export financings, among others.

(h) Financial covenants

Certain loan contracts require Klabin to maintain certain financial indices which, if not achieved and not corrected on a timely basis, may result in acceleration of their repayment and consequent reclassification from long-term maturities to current, in a total amount of R$ 435,207 thousand.

In view of the adverse situation of the financial market and as a result of the high currency devaluation in the quarter, mentioned in Note 10(g) above, the balances of foreign currency loans and related financial expenses increased to such an extent that the company failed to comply at June 30, 2002 with certain financial covenant indices required in the contracts, notwithstanding the fact that all other contractual requirements, including payment of interest and principal, were being duly met. In conformity with the provisions of the contracts, Klabin has started negotiations with the creditors to comply with the contracted clauses establishing these financial indices.

11 Argentina

Argentina had a fixed exchange parity between the local currency (peso) and the U.S. dollar at the rate of US$ 1 = $ 1 since 1991. On December 21, 2001, the Argentine Government, faced with a crisis situation in the political, economic and financial environment, decreed a bank holiday, which included the foreign exchange market, that only recommenced activities on January 11, 2002. In January and February 2002, the Argentine Government introduced various measures to restore economic and financial stability of the country, including: devaluation of the local currency; establishment of fixed and free foreign exchange markets; conversion into pesos ("pesification") of balances and transactions in domestic transactions previously negotiated in U.S. dollars; introduction of a requirement for authorization by the Central Bank of Argentina for remittance of dividends, payment of royalties and of interest on foreign currency loans; limitation of withdrawals of balances deposited in banks; rescheduling of financial investment terms, etc.

In accordance with the latest rulings issued by the Argentine monetary authorities, the conversion of foreign currency assets and liabilities (relating to financial debts incurred with Argentine banks) of the subsidiaries KCK Tissue S.A. and Klabin Argentina S.A into local currency was carried out at the rate of $ 1 (one peso) per U.S. dollar. The conversion of the accounting information of these subsidiaries, as well as the conversion of other assets and liabilities in foreign currency, was carried out based on the free U.S. dollar exchange rate at June 30, 2002, of $ 3.80 per U.S. dollar.

Because Argentine inflation, based on the wholesale price index, totaled 87.02% during the six-month period ended June 30, 2002, and also in conformity with technical pronouncements issued in that country, the financial statements of Klabin Argentina S.A. and KCK Tissue S.A. include adjustments for inflation, with a credit to stockholders' equity, equivalent to the increase in value of the investments of Klabin in the net assets of these subsidiaries, of R$ 13,520 thousand and R$ 10,685 thousand, respectively.

In the current circumstances, it is impracticable to determine the possible effects resulting from the economic measures adopted by the Government on the investments in and/or on accounts receivable of the Klabin companies in Argentina at June 30, 2002, which totaled R$ 26,508 and R$ 76,584 (net of an allowance for doubtful accounts of R$ 24,187), respectively, as well as on loans denominated in foreign currency in that country, totaling R$ 24,187.

However, based on the information available at the time of preparation of this quarterly information, management believes that no additional losses are expected to occur which should have been reflected at June 30, 2002.

12 SUBSEQUENT EVENT

The company's foreign currency liabilities were translated into reais based on the U.S. dollar exchange rate at June 30, 2002, of R$ 2.84 per US$ 1.00.

On the date of issue of this quarterly information, the U.S. dollar exchange rate, whose fluctuations directly impact the results of operations and the Company's financial position, was R$ 3.43 per US$ 1.00.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – Comments on the consolidated performance during the quarter.**

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies

Unaudited

Corporate Legislation
6/30/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 – Consolidated balance sheet – Assets (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
1	Total assets	4,507,271	4,492,593
1.01	Current assets	828,476	810,612
1.01.01	Available funds	106,577	93,049
1.01.01.01	Cash and banks	43,657	21,099
1.01.01.02	Financial investments	62,920	71,950
1.01.02	Credits	312,954	320,211
1.01.02.01	Trade accounts receivable, net	288,131	301,833
1.01.02.02	Subsidiary and associated companies	24,823	18,378
1.01.03	Inventories	270,604	252,362
1.01.04	Other	138,341	144,990
1.01.04.01	Taxes and contributions recoverable	85,423	97,740
1.01.04.02	Prepaid expenses	27,851	15,978
1.01.04.03	Other accounts receivable	25,067	31,272
1.02	Long-term receivables	334,805	335,298
1.02.01	Sundry credits		
1.02.02	Receivables from related parties	7,922	7,463
1.02.02.01	Associated companies	7,850	7,369
1.02.02.02	Subsidiary companies	72	94
1.02.02.03	Other related parties		
1.02.03	Others	326,883	327,835
1.02.03.01	Deferred income tax and social contribution	155,078	164,834
1.02.03.02	Judicial deposits	92,167	84,572
1.02.03.03	Taxes for offset	35,388	30,748
1.02.03.04	Prepaid expenses	11,131	12,104
1.02.03.05	Other accounts receivable	33,119	35,577
1.03	Permanent assets	3,343,990	3,346,683
1.03.01	Investments	91,476	92,575
1.03.01.01	In associated companies	20,148	18,178
1.03.01.02	In subsidiary companies	38,273	39,757
1.03.01.03	Others	33,055	34,640
1.03.02	Property, plant and equipment	2,921,159	2,908,973
1.03.03	Deferred charges	331,355	345,135

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies

Unaudited

Corporate Legislation
6/30/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – Consolidated balance sheet – Liabilities and Stockholders' Equity (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
2	Total liabilities and stockholders' equity	4,507,271	4,492,593
2.01	Current liabilities	1,883,476	1,494,831
2.01.01	Loans	1,520,964	1,166,475
2.01.02	Debentures	3,179	8,434
2.01.03	Suppliers	183,009	166,957
2.01.04	Taxes, charges and contributions	40,026	59,134
2.01.04.01	Taxes payable	37,554	47,787
2.01.04.02	Provision for income tax and social contribution	2,472	11,347
2.01.08	Others	136,298	93,831
2.01.08.01	Salaries, vacation pay and payroll charges	42,887	36,509
2.01.08.02	Other accounts payable	63,314	54,590
2.01.08.03	Advances from customers	30,097	2,732
2.02	Long-term liabilities	1,491,464	1,632,760
2.02.01	Loans	1,154,664	1,290,113
2.02.02	Debentures	115,300	115,300
2.02.04	Payables to related parties		
2.02.05	Others	221,500	227,347
2.02.05.01	Deferred income tax and social contribution	9,385	9,497
2.02.05.02	Provision for contingencies	63,814	71,028
2.02.05.03	Other accounts payable	33,761	41,701
2.02.05.04	Taxes being questioned in court	114,540	105,121
2.03	Deferred income	7,817	10,422
2.03.01	Lease with jointly-controlled company	7,817	10,422
2.04	Minority interest	58,612	58,218
2.05	Stockholders' equity	1,065,902	1,296,362
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	206,522	206,557
2.05.02.01	Special restatement – Law 8200/91	83,986	83,986
2.05.02.02	Share premium	119,039	119,039
2.05.02.03	Tax incentives	3,497	3,532
2.05.03	Revaluation reserve	95,777	96,055
2.05.03.01	Own assets	95,777	96,055
2.05.04	Revenue reserves	185,944	185,944
2.05.04.01	Legal	25,566	25,566
2.05.04.02	Statutory	163,882	163,882
2.05.04.03	Contingencies		
2.05.04.04	Unrealized profits		
2.05.04.05	Retention of profits		
2.05.04.06	Special for undistributed dividends		
2.05.04.07	Other revenue reserves	(3,504)	(3,504)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.04.07.02	Others	361	361
2.05.05	Retained earnings/Accumulated losses	(222,341)	7,806

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies

Unaudited

Corporate Legislation
6/30/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 –Consolidated Statement of Operations (R$ thousands)

1 - CODE	2 – DESCRIPTION	3- 4/1/2002 to 6/30/2002	4 - 1/1/2002 to 6/30/2002	5- 4/1/2001 to 6/30/2001	6 - 1/1/2001 to 6/30/2001
3.01	Gross sales and/or service revenues	654,257	1,284,741	165,730	244,617
3.02	Deductions	(69,159)	(141,624)	(7,304)	(11,540)
3.03	Net sales and/or service revenues	585,098	1,143,117	158,426	233,077
3.04	Cost of sales and/or services	(350,644)	(673,585)	(65,140)	(94,169)
3.05	Gross profit	234,454	469,532	93,286	138,908
3.06	Operating (expenses)/income	(466,028)	(688,285)	(30,754)	(63,521)
3.06.01	Selling	(87,345)	(164,751)	(14,655)	(24,014)
3.06.02	General and administrative	(40,993)	(81,126)	(2,662)	(6,405)
3.06.03	Financial, net	(322,707)	(414,057)	(12,482)	(31,014)
3.06.03.01	Financial income	16,456	22,673	8,802	17,269
3.06.03.02	Financial expenses	(339,163)	(436,730)	(21,284)	(48,283)
3.06.04	Other operating income	5,470	9,735		14
3.06.05	Other operating expenses	(21,183)	(38,991)	(955)	(2,102)
3.06.06	Equity in the earnings of investees	730	905		
3.07	Operating profit	(231,574)	(218,753)	62,532	75,387
3.08	Non-operating income (expenses), net	(37)	(3,935)	183	129
3.08.01	Income	6	154	8,836	8,885
3.08.02	Expenses	(43)	(4,089)	(8,653)	(8,756)
3.09	Income (loss) before taxes and participations	(231,611)	(222,688)	62,715	75,516
3.10	Income tax and social contribution	1,541	479	(7,322)	(15,113)
3.11	Deferred income tax				
3.12	*Statutory participations and contributions*				
3.12.01	Participations				
3.12.02	Contributions				
3.13	Reversal of interest on own capital				
3.14	Minority interest	(260)	(483)		
3.15	Net income (loss) for the period	(230,330)	(222,692)	55,393	60,403
	Number of shares (thousand), ex-treasury stock	917,683	917,683	492,602	492,602
	Net income per share			0,11245	0,12262
	Loss per share	(0,25099)	(0,24267)		

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Preliminary Considerations

The operating and financial information on consolidated performance, except where otherwise indicated, is presented based on consolidated amounts in Brazilian reais, in conformity with Brazilian corporate legislation. All comparisons included herein relate to the same period in 2001 (pro forma), except where otherwise indicated.

For a better understanding of the company's performance during the second quarter 2002, comparisons were made excluding the effect of the sale of the Klabin Riocell forests, completed in May 2001, which resulted in net revenues of R$ 67 million and an operating profit of R$ 42 million.

Net Revenues and Sales Volumes

R$ million	Second quarter 2002	Second quarter 2001 (*)	Variation	First six months 2002	First six months 2001 (*)	Variation
Average price (R$/ton)	1,371	1,301	5.4%	1,340	1,314	2.0%
Sales volumes (1,000 ton)	444	453	-2,1%	885	878	0.8%
Net revenues	585	567	3.1%	1,143	1,103	3.6%
Gross profit	234	235	-0.1%	470	451	4.0%
Gross margin	40%	41%		41%	41%	
EBIT	90	124	-27.4%	194	247	-21.2%
Net income (loss) for the period	(230)	15		(223)	(65)	
EBITDA	169	183	-7.3%	351	360	-2.6%
EBITDA margin	29%	32%		31%	33%	

(*) Excludes the effect of the sale of the Klabin Riocell forests in the second quarter 2001.

Net revenues increased by 3%, totaling R$ 585 million in the second quarter 2002. The average sales price rose 5%, to R$ 1,371 per ton, as a result of the effect of the currency devaluation on export revenues. Sales volume decreased by 2%, totaling 444 thousand tons. This reduction resulted from a delay in the shipment of 8,000 tons of packaging paper due to a strike by Federal Revenue Service agents and to the forecast reduction in the production of commercial pulp (which was ceased for the start-up of the Guaíba unit expansion project).

Operating profit

Gross profit totaled R$ 234 million, stable in relation to the second quarter 2001, with a decrease in gross margin from 41% to 40%. This decrease resulted from higher depreciation during the quarter of R$ 10 million, relating to the allocation of the purchase price to the Igaras assets at the end of 2001. The gross margin was also affected by the amortization of pre-operating costs and the start of depreciation of the Guaíba (RS) plant expansion, of R$ 6 million.

Operating profit before financial expenses (EBIT) totaled R$ 90 million, a decrease of 27%, with the operating margin decreasing from 22% to 15%.

This margin decrease is partially explained by an increase of 24% in freight expenses on exports, which are based in U.S. dollars, and which increased from R$ 45 million in the second quarter 2001 to R$ 56 million in the second quarter 2002 as a result of the currency devaluation, in addition to the greater volume of exports during the period (40% of total volumes in the second quarter 2002 against 37% in the second quarter of 2001).

The gross margin for the second quarter 2002 was also affected by the amortization of goodwill on the purchase of the investments in Igaras and Klamasa, of R$ 13.5 million per quarter.

EBITDA

The operating cash generation, EBITDA, totaled R$ 169 million in the quarter. The reduction of 7% is explained by the operating issues already explained, as well as the need for a provision for loss of unrecoverable tax credits of R$ 5 million. The EBITDA margin decreased from 32% to 29%.

EBITDA for the six-month period totaled R$ 351 million with an EBITDA margin of 31%.


R$ million
EBITDA Margin
250
200
150
100
50
0
40%
30%
20%
10%
0%
33
32
35
24
33
29
178
183
205
163
182
169
1st Q'01
2nd Q'01
3rd Q'01
4th Q'01
1st Q'02
2nd Q'02
EBITDA
EBITDA Margin

Excludes the effect of the sale of forests in the 2nd quarter 2001 and non-recurring items in the 4th quarter 2001, both amounting to R$ 42 million

Financial expenses, net and Indebtedness

Financial expenses totaled R$ 323 million in the second quarter 2002. Of this amount, R$ 246 million, or 76%, arises from the 22% devaluation of the Brazilian real against the U.S. dollar during the quarter. During the six-month period, financial expenses, net, totaled R$ 414 million, of which R$ 266 million, or 64%, arises from the currency devaluation of 23%.

Gross indebtedness increased from R$ 2,526 million in December 2001 to R$ 2,794 million at the end of the first six-month period of 2002. Of this amount, 45% are long-term, with maturities up to 2008. Foreign currency indebtedness is equivalent to 69% of total indebtedness, of which 59% refers to pre-payments of exports.

Net indebtedness totalled R$ 2,688 million at the end of June, or 71% of total capitalization (62% in the second quarter 2001).

With the objective of hedging the portion of the foreign currency indebtedness which is not linked to exports ("natural hedge"), the Company carried out hedge transactions totaling US$ 238 million at June 30, 2002.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Net Income (loss)

Klabin reported losses of R$ 230 million in the second quarter 2002, totaling R$ 223 million in the first six months of 2002. This negative performance was mainly due to the effects of the currency devaluation in the period.

Business performance


Volume
First six months of 2002
Pulp
17%
Printing
paper
7%
Disposables
9%
Paper sacks/
envelopes
6%
Others
1%
Boxes/
Corrugated
paper
28%
Packaging
paper
32%


Sales volumes per market
40%
37%
60%
63%
First six months of 2002
First six months of 2001
Domestic
market
Export
market


Net revenue
First six months of 2002
Pulp
12%
Printing
paper
6%
Disposables
17%
Paper sacks/
envelopes
8%
Wood/
others
8%
Boxes/
Corrugated
paper
23%
Packaging
paper
26%


Net revenue per market
32%
32%
68%
68%
First six months of 2002
First six months of 2001
Domestic
market
Export
market

Considers 100% of net revenue

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Packaging paper – The increase in production, with a record at the Monte Alegre (PR) unit, was not reflected in the sales due to the strike by the Federal Revenue Service agents. The volume sold of 135 thousand tons was the same as that of the second quarter 2001. However, net revenues increased by 12% as the result of improved prices, totaling R$ 156 million. A highlight for the quarter was the start of exports of cardboard to China. Packaging paper represented 32% of total sales for the first six months of 2002 and 26% of Klabin's net revenues.

Corrugated cardboard boxes – The economic slowdown caused a reduction in the sales of cardboard boxes, especially in the month of June. The exception was the sales of cardboard boxes for tobacco, which equaled the budgeted volumes. Sales volumes decreased 3%, to 128 thousand tons. Net revenues remained stable at R$ 151 million. During the six-month period, 249 thousand tons were sold, with a net revenue of R$ 292 million, equivalent to 28% and 23% of Klabin consolidated totals, respectively.

Paper sacks and envelopes – The retraction in the cement industry adversely affected the sales of paper sacks during the quarter, which decreased by 6% to 29 thousand tons. Increased exports and higher prices resulted in an increase in net revenues of 4% to R$ 55 million. Paper sacks and envelopes represented 6% and 8% of total sales volumes and net revenues for the first six months of 2002.

Pulp (for paper and soluble) – The shut-down of the Guaíba unit for purposes of the start-up of the expansion project and the installation of the new equipment caused a decrease in the production of commercial pulp during the quarter. Both the volume of sales and net revenues decreased by 20%, totaling 76 thousand tons and R$ 81 million, respectively. During the six-month period, pulp sales totaled 149 thousand tons, with net revenues of R$ 151 million, respectively 17% and 12% of the total.

The low Norscan inventory levels helped commercial pulp prices to recover; however, soluble pulp prices are still depressed.

Disposables - The success of marketing actions has affected the sales performance of disposables for home consumption. Sales volumes and net revenues increased by 13% and 14%, respectively, in relation to the second quarter 2001 totaling 39 thousand tons and R$ 114 million. This segment accounted for 9% of total consolidated sales and 17% of net revenues for the first six months of 2002.

Printing paper – This segment reported an improvement in performance due to a recovery in newsprint sales, which was influenced by events such as the World Cup Tournament and the Elections. Accordingly, sales volumes totaled 32 thousand tons, a 31% increase compared to the second quarter 2001. During the six-month period, sales volumes and net revenues represented, respectively, 7% and 6% of the consolidated amounts.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Wood – Wood sales strongly increased due to an intensification of exports and sales to third parties in the domestic market. The sales of eucalyptus and pine logs totaled 581 thousand tons, a 31% increase in relation to the second quarter 2001. Net revenue increased by 37%, totaling R$ 38 million. Net revenues for the first six months of 2002 totaled R$ 72 million, or 8% of total revenues.

Destination of sales – Exports totaled 172 thousand tons in the second quarter 2002 (351 thousand tons in the first six months of 2002), a 7% increase during the six-month period. Exports represented 40% of total sales for the first six months of 2002, compared to 37% in 2001.

The net revenue proportion of exports remained stable at 32%, with the positive effect of the currency devaluation being offset by the low prices. An increase in exports is expected for the second six months of 2002 because of the increased production of commercial pulp at the Guaíba (RS) unit.

Investments

Investments made in the second quarter 2002 amounted to R$ 57 million, including R$ 39 million in the expansion and modernization of Company facilities, of which R$ 20 million in the Guaíba unit project, whose production capacity increased from 300 thousand to 400 thousand tons per year; R$ 10 million in the third coater of MP7 at the Monte Alegre (PR) unit; and R$ 9 million in other projects.

Another R$ 18 million was spent in preventive maintenance of the Klabin industrial units during the second quarter 2002.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Analysis of Net Revenues for the Quarter

	Second quarter 2002	Second quarter 2001	Second quarter 2001[3]	Variation - %
Sales volumes (tons)	**443,541**	**453,418**	**453,418**	**-2%**
Export market	171,958	180,005	180,005	-4%
Domestic market	271,583	273,413	273,413	-1%
Net revenues (R$ thousand)	**585,098**	**633,757**	**535,926**	**-8%**
Export market	196,904	192,474	169,512	2%
Domestic market	388,194	441,283	366,414	-12%

Note 1: The sales volumes shown above include the total sales of Klabin Kimberly S.A., KCK Tissue S.A., and Norske Skog Klabin Comércio e Indústria Ltda.

Note 2: Net revenues in reais (R$) are shown based on proportionally consolidated amounts, in conformity with Brazilian corporate legislation.

Note 3: Excludes the effect of R$ 67 million of net revenues from the sale of the Klabin Riocell forests in the second quarter 2001.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1-ITEM	2-COMPANY NAME	3 - CNPJ	4 - CLASSIFICATION	5 - % OF NET EQUITY OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES FOR THE QUARTER (THOUSANDS)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (THOUSANDS)	
01	KLABIN BACELL S.A.	69.037.133/0001-39	Unlisted subsidiary company	81.71	25.98
Commercial, industrial, and other		2,965,362		0	
02	KLABIN KIMBERLY S.A.	02.290.277/0001-21	Unlisted associated company	50.00	12.13
Commercial, industrial, and other		7,729			

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	01
2 –ORDER NUMBER	3rd
3 –CVM REGISTRATION NUMBER	CVM/SRE/DEB – 1999/063
4 – DATE OF REGISTRATION WITH CVM	11/9/1999
5 – ISSUED SERIES	SINGLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/1/1999
9 – DUE DATE	11/1/2004
10 – TYPE OF DEBENTURE	NO PREFERENCE
11 –REMUNERATION CONDITIONS	103.5% of the CDI rate
12 – PREMIUM/DISCOUNT	
13 –NOMINAL VALUE (reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of reais)	150,000
15 – DEBENTURES ISSUED (units)	15,000
16 – OUTSTANDING DEBENTURES (units)	11,530
17 – TREASURY DEBENTURES (units)	3,470
18 – REDEEMED DEBENTURES (units)	0
19 – CONVERTED DEBENTURES (number)	0
20 – DEBENTURES TO PLACE (number)	0
21 – DATE OF LAST RENEGOTIATION	11/1/2000
22 – DATE OF NEXT EVENT	11/1/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

15.01 - INVESTMENT PROJECTS

During the second quarter of 2002, Klabin S.A. and subsidiaries invested R$ 57.3 million.

Klabin S.A.

Invested R$ 49.9 million in its operating divisions. These funds were used for normal replacements and in the following major projects:

- Guaíba – RS unit expansion project
- Installation of the 3rd coater at the MP7 of the Telêmaco Borba-PR unit
- Purchase of a corrugating machine
- Purchase of forests

Klabin Kimberly S.A. (jointly-controlled subsidiary)

Invested R$ 5.8 million in various assets and replacements.

Klabin Bacell S.A.

Invested R$ 1.5 million in various assets and replacements.

KCK Tissue S.A. (jointly-controlled company)

Invested R$ 0.1 million in various assets.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

17.01 - REPORT ON THE SPECIAL REVIEW - WITH EXCEPTION

July 31, 2002

To the Board of Directors and Shareholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. (formerly Klabin Riocell S.A.) for the quarters ended June 30, 2002 and 2001 and March 31, 2002. This information is the responsibility of Company management. The reviews of the accounting information for the quarter and six-month period ended June 30, 2002, relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A., the investments in which are stated on the equity method of accounting, were conducted by other independent accountants. Our report, insofar as it relates to the amounts of these investments at June 30, 2002, of R$ 128,103 thousand (Klabin Kimberly S.A) and of R$ 8,635 thousand (KCK Tissue S.A.), and the losses arising there from for the six-month period then ended, of R$ 7,184 thousand (Klabin Kimberly S.A) and of R$ 251 thousand (KCK Tissue S.A.), is based solely on the reports of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 As mentioned in Note 10(h), Klabin S.A. has not complied with certain financial covenants included in loan agreements.

4 Based on our limited reviews and on the reports of other independent accountants, except for the possible effects of the matter mentioned in paragraph 3 above, we are not aware of any significant adjustments which should be made to the quarterly information referred to in paragraph 1 in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

5 During 2001, as part of the corporate restructuring of the Klabin group companies, various mergers were carried out which significantly altered the financial position of Klabin S.A. and affected the comparability of the accounting information included in the statements of operations for the quarters ended June 30, 2002 and 2001. Explanations and information to facilitate an understanding of this process and its implications on the consolidated financial statements of the Klabin group companies are included in Notes 1 and 2 to the quarterly information.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

17.01 – REPORT ON THE SPECIAL REVIEW - WITH EXCEPTION

6 Klabin S.A. and its subsidiaries have investments in companies located in Argentina and accounts receivable from customers in that country, whose consolidated balances at June 30, 2002 totaled R$ 26,508 thousand and R$ 76,584 thousand, respectively, as well as loans denominated in foreign currency in that country, totaling R$ 24,187 thousand. As mentioned in Note 11 to the quarterly information, it is impracticable in the current circumstances to determine the possible effects on the company's business, on the realization of its assets or on the payment of its loans, which may result from the recent economic measures adopted by the Government of Argentina.

7 Management's plans to extend the maturities of its indebtedness and to strengthen its working capital, which are required to adapt the Company's financial position in view of the matters mentioned in Notes 10(g), 10(h) and 12, are described in Note 10(g).

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

Subsidiary/Associated Company

1 – COMPANY NAME
KLABIN BACELL S.A.

18.01 – Statement of Operations of the Subsidiary/Associated Company (R$ thousands)

1 - CODE	2 – DESCRIPTION	3- 4/1/2002 to 6/30/2002	4 - 1/1/2002 to 6/30/2002	5- 4/1/2001 to 6/30/2001	6 - 1/1/2001 to 6/30/2001
3.01	Gross sales and/or service revenues	34,529	64,084		
3.02	Deductions	(2,858)	(2,941)		
3.03	Net sales and/or service revenues	31,671	61,143		
3.04	Cost of sales and/or services rendered	(28,135)	(49,745)		
3.05	Gross profit	3,536	11,398		
3.06	Operating (expenses)/income	(1,028)	(6,558)		
3.06.01	Selling	(1,355)	(3,153)		
3.06.02	General and administrative	(428)	(1,417)		
3.06.03	Financial, net	755	(1,988)		
3.06.03.01	Financial income	183	213		
3.06.03.02	Financial expenses	572	(2,201)		
3.06.04	Other operating income				
3.06.05	Other operating expenses				
3.06.06	Equity in the earnings of subsidiaries				
3.07	Operating profit (loss)	2,508	4,840		
3.08	Non-operating income (expenses), net	(215)	(341)		
3.08.01	Income				
3.08.02	Expenses	(215)	(341)		
3.09	Income before taxes and participations	2,293	4,499		
3.10	Income tax and social contribution	(870)	(1,865)		
3.11	Deferred income tax				
3.12	Statutory participations and contributions				
3.12.01	Participations				
3.12.02	Contributions				
3.13	Reversal of interest on own capital				
3.15	Net income (loss) for the quarter	1,423	2,634		
	Number of shares (thousand), ex-treasury stock	3,629,083	3,629,083		
	Net income per share	0,00039	0,00073		
	Loss per share				

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/AFFILIATED COMPANY

Subsidiary/affiliated company: KLABIN BACELL S.A.

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – Comments on the consolidated performance during the quarter.**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies

Unaudited

Corporate Legislation
6/30/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

Subsidiary/Associated Company

1 – COMPANY NAME
KLABIN KIMBERLY S.A.

18.01 – Statement of Operations of the Subsidiary/Associated Company (R$ thousands)

1 - CODE	2 – DESCRIPTION	3- 4/1/2002 to 6/30/2002	4 - 1/1/2002 to 6/30/2002	5- 4/1/2001 to 6/30/2001	6 - 1/1/2001 to 6/30/2001
3.01	Gross sales and/or service revenues	121,410	235,214		
3.02	Deductions	(19,952)	(38,942)		
3.03	Net sales and/or service revenues	101,458	196,272		
3.04	Cost of sales and/or services rendered	(66,856)	(130,848)		
3.05	Gross profit	34,602	65,424		
3.06	Operating (expenses)/income	(49,342)	(84,638)		
3.06.01	Selling	(27,496)	(53,272)		
3.06.02	General and administrative	(5,352)	(9,956)		
3.06.03	Financial, net	(3,954)	(6,024)		
3.06.03.01	Financial income	2,314	3,368		
3.06.03.02	Financial expenses	(6,268)	(9,392)		
3.06.04	Other operating income	62	102		
3.06.05	Other operating expenses	(12,602)	(15,488)		
3.06.06	Equity in the earnings of subsidiaries				
3.07	Operating profit (loss)	(14,740)	(19,214)		
3.08	Non-operating income (expenses), net	(146)	(178)		
3.08.01	Income	14	22		
3.08.02	Expenses	(160)	(200)		
3.09	Income (loss) before taxes and participations	(14,886)	(19,392)		
3.10	Income tax and social contribution	3,814	5,024		
3.11	Deferred income tax				
3.12	Statutory participations and contributions	2			
3.12.01	Participations	2			
3.12.01.01	Minority interest	2			
3.12.02	Contributions				
3.13	Reversal of interest on own capital				
3.15	Net income (loss) for the quarter	(11,070)	(14,368)		
	Number of shares (thousand), ex-treasury stock	15,457	15,457		
	Net income per share				
	Loss per share	(0,71618)	(0,92955)		

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/AFFILIATED COMPANY

Subsidiary/affiliated company: KLABIN KIMBERLY S.A.

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – Comments on the consolidated performance during the quarter.**